March 30, 2009

Mr. Evgeniy Kozlov
Director
Millington Solutions LLC
Suite 401, 302 Regent Street,
London W1R 6HH

Settlement of convertible notes held by Millington Solutions LLC

Dear Mr. Kozlov,

In response to your letter dated March 27, 2009, we are pleased to inform you that our management has decided to recommend to our board to accept your proposal to settle $4,560,000 of principal and $1,124,837 of accrued interest due to Millington as of today by transferring to Millington the entire holdings in Sunrise’s wholly owned subsidiaries Esko Pivnich and Pari. We have submitted our management recommendation for the review of our board.

We anticipate that the transaction may be completed within 2-3 weeks after all required approvals have been obtained.

Sincerely,

/s/Konstantin Tsiryulnikov
Konstantin Tsiryulnikov
Chief Executive Officer